United States
Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULES 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2004

Alcatel

54, rue La Boétie, 75008, Paris, France

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Alcatel
Date: August 27th, 2004	By:	/s/ Jean-Pascal Beaufret
Jean-Pascal Beaufret
Chief Financial Officer

Press release

Alcatel and Pirelli completed their transaction
in submarine telecommunications

Paris, August XX, 2004 — Alcatel (Paris: CGEP.PA and NYSE: ALA) and Pirelli (Milan: PECI.MI) announced today that they have completed the transaction regarding their respective submarine telecommunication businesses, which was announced in a press release dated 6th May 2004 — after having received approval of Italian Antitrust Authorities.

As outlined in the agreement, Alcatel has acquired certain Pirelli related assets and obtain intellectual property rights, while Pirelli has taken a 5% shareholding in Alcatel’s submarine business, with associated mutual put and call options.

About Alcatel

Alcatel provides communications solutions to telecommunication carriers, Internet service providers and enterprises for delivery of voice, data and video applications to their customers or to their employees. Alcatel leverages its leading position in fixed and mobile broadband networks, applications and services to bring value to its customers in the framework of a broadband world. With sales of EURO 12.5 billion in 2003, Alcatel operates in more than 130 countries. For more information, visit Alcatel on the Internet: http://www.alcatel.com

About Pirelli

Pirelli is a global producer of Tyres, Energy and Telecommunication Cables and Systems. Active also in the Real Estate sector, Pirelli is one of the world’s leading companies in all these sectors with more than 36,000 employees, 77 production sites, and total sales of 6.671 billion Euros at 31st December 2003. It focuses its R&D, production resources and competencies on leading-edge technologies, as demonstrated by the advanced Pirelli Labs in the photonics and new materials fields and by MIRS — Modular Integrated Robotized System for tyres production. In 2001, Pirelli also acquired — via the company Olimpia — a stake in Telecom Italia group, one of the leading European phone operators. Additional information on Pirelli is available at: http://www.pirelli.com/

Alcatel Press Contacts
Aurélie Boutin / HQ	Tel :+ 33 (0)1 40 76 11 79	Aurelie.Boutin@alcatel.com
Régine Coqueran / HQ	Tel :+ 33 (0)1 40 76 49 24	Regine.coqueran@alcatel.com

Alcatel Investor Relations
Pascal Bantegnie	Tel : +33 (0)1 40 76 52 20	Pascal.bantegnie@alcatel.com
Peter Campbell	Tel : +33 (0)1 40 76 13 11	Peter.campbell@alcatel.com
Charlotte Laurent-Ottomane	Tel : +1 703 668 3571	Charlotte.laurent-ottomane@alcatel.com

Pirelli Press Contact
Ivan Dompé	Tel :+ 39 02 85354270	pressoffice@pirelli.com

Pirelli Investor Relations
Alberto Borgia	Tel : +39 02 64422949	ir@pirelli.com